UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

[  ]                TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to _____________

Commission File Number: 000-24024

VENTURE FINANCIAL GROUP, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)
(Full title of the Plan)

VENTURE FINANCIAL GROUP, INC.
(Name of the issuer of the securities held pursuant to the Plan)

721 College Street S.E., P.O. Box 3800
Lacey, WA 98509, OR 97258
(address of principal executive office of the issuer)

REQUIRED INFORMATION

1.	Not Applicable
2.	Not Applicable
3.	Not Applicable
4.	The VENTURE FINANCIAL GROUP, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS) (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2005, prepared in accordance with the financial reporting requirements of ERISA.

     VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(with 401(k) provisions)

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM
and
FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statement of net assets available for benefits	2
Statement of changes in net assets available for benefits	3-4
Notes to financial statements	5-11

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - schedule of assets (held at end of year)	12

C E R T I F I E D P U B L I C A C C O U N T A N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and the Administrative Committee
Venture Financial Group, Inc.
Employee Stock Ownership Plan (with 401(k) provisions)

We have audited the accompanying statement of net assets available for benefits of the Venture Financial Group, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP Everett, Washington November 28, 2006

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005		Company Stock
	Mutual Funds	Allocated	Unallocated	Total
ASSETS
Investments, at fair value
Mutual funds	$2,075,447	$ -	$ -	$2,075,447
Venture Financial Group, Inc.
common stock	-	11,748,795	557,304	12,306,099

	2,075,447	11,748,795	557,304	14,381,546

Cash	-	1,312	-	1,312

Total assets	2,075,447	11,750,107	557,304	14,382,858

LIABILITIES
Payable - VFG cash dividend	-	6	-	6
Payable - due to former participants	-	87	-	87
Unsecured, non-interest-bearing note	-	-	493,000	493,000

Total liabilities	-	93	493,000	493,093

NET ASSETS AVAILABLE FOR PLAN
BENEFITS	$2,075,447	$11,750,014	$64,304	$13,889,765

December 31, 2004

ASSETS
Investments, at fair value
Mutual funds	$2,088,112	$ -	$ -	$2,088,112
Venture Financial Group, Inc.
common stock	-	12,058,906	-	12,058,906

	2,088,112	12,058,906	-	14,147,018

Cash	-	504	-	504

Total assets	2,088,112	12,059,410	-	14,147,522

LIABILITIES
Payable - due to former participants	-	87	-	87

NET ASSETS AVAILABLE FOR PLAN
BENEFITS	$2,088,112	$12,059,323	$ -	$14,147,435

2                                                                                                                                                    See accompanying notes.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

		Company Stock
	Mutual Funds	Allocated	Unallocated	Total
ADDITIONS
Investment income
Net appreciation in fair value of
mutual funds	$183,739	$ -	$ -	$183,739
Net appreciation in fair value of
VFG common stock	-	1,293,337	64,304	1,357,641
Dividends	-	193,091	-	193,091
Interest	-	926	-	926

Total investment income	183,739	1,487,354	64,304	1,735,397

Contributions
Employer	-	410,000	-	410,000
Participant	365,668	361,903	-	727,571
Rollovers	-	22,934	-	22,934

Total contributions	365,668	794,837	-	1,160,505

Total additions	549,407	2,282,191	64,304	2,895,902

DEDUCTIONS
Benefits paid to participants	562,072	2,591,500	-	3,153,572

NET INCREASE (DECREASE)	(12,665)	(309,309)	64,304	(257,670)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	2,088,112	12,059,323	-	14,147,435

End of year	$2,075,447	$11,750,014	$64,304	$13,889,765

3                                                                                                                                                    See accompanying notes.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

		Company Stock
	Mutual Funds	Allocated	Unallocated	Total
ADDITIONS
Investment income
Net appreciation in fair value of
mutual funds	$208,520	$ -	$ -	$208,520
Net appreciation in fair value of
VFG common stock	-	2,423,280	-	2,423,280
Dividends	-	144,654	-	144,654
Interest	-	408	-	408

Total investment income	208,520	2,568,342	-	2,776,862

Contributions
Employer	-	468,272	-	468,272
Participant	315,314	355,520	-	670,834
Rollovers	21,719	110,193	-	131,912

Total contributions	337,033	933,985	-	1,271,018

Total additions	545,553	3,502,327	-	4,047,880

DEDUCTIONS
Benefits paid to participants	276,490	880,151	-	1,156,641

NET INCREASE	269,063	2,622,176	-	2,891,239

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,819,049	9,437,147	-	11,256,196

End of year	$2,088,112	$12,059,323	$ -	$14,147,435

4                                                                                                                                                    See accompanying notes.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 1 - Plan Description and Basis of Presentation

The following description of the Venture Financial Group, Inc. (the Company) Employee Stock Ownership Plan (with 401(k) provisions) (the Plan) provides only general information. Participants should refer to the Plan document for a more detailed description of the Plan’s provisions.

General - The Company established the Plan effective January 1, 1980. As of January 1, 1997, the Plan was amended and restated and operates as an employee stock ownership plan with 401(k) provisions designed to comply with Section 4975(e)(7) of the Internal Revenue Code, as amended (the Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by a Board of Trustees (the Trustee) and an Administrative Committee (the Committee).

Eligibility - Employees of the Company are generally eligible to make salary reduction contributions 90 days following the participant’s initial date of service. Participants become eligible to share in Company contributions after one year of service and completion of 1,000 hours. With the exception of termination of service due to death, disability, or retirement, participants who do not have 1,000 hours of service, or are not employed on the last working day of the Plan year, are not eligible for an allocation of Company contributions for that year.

Contributions - Participants may elect to contribute from any amount of their total compensation up to the maximum allowed under the Internal Revenue Code. As defined in the Plan, the Company may make employer matching and optional contributions to the Plan. All employer contributions to the Plan are at the discretion of the Company. The Plan allows the Company to make contributions in the form of cash or stock. For any Plan year, the Committee shall have the right to limit or reduce the matching contributions attributable to the Highly Compensated Participants in order to ensure that the Maximum Contribution Percentage Limit under Code Section 401(m) is not exceeded. For the years ended December 31, 2005 and 2004, the Company made matching and optional contributions totaling $410,000 and $468,272, respectively.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Company contributions are non-participant directed and invested in Company common stock and cash. The Plan currently offers six mutual funds and Company common stock as investment options.

Payment of benefits - On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the vested interest in his or her account. Distributions are made in cash, or, if a participant elects, in the form of Company common shares, plus cash for any fractional share.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 1 - Plan Description and Basis of Presentation (continued)

Under the provisions of the Plan, the Company is obligated to repurchase participant shares that have been distributed under the terms of the Plan. The Company may allow the Plan to purchase Company stock tendered to the Company under the terms of the Plan. During 2005 and 2004, the Company did not repurchase any shares from participants. However, during 2005 and 2004, the Plan did repurchase shares from participants as an investment. In 2005, 21,941 shares were purchased from participants and on the open market at a weighted-average price of $19.66 per share, and in 2004, 56,239 shares were purchased from participants and on the open market at a weighted-average price of $15.12 per share. Of the total distributions in 2005, $2,541,216 was made in shares of stock and $612,356 was paid in cash. Of the total distributions in 2004, $647,958 was made in shares of stock and $508,683 was paid in cash.

Voting rights - All Company stock in the Plan is voted by the Trustee at the Trustee’s sole discretion, except for certain corporate matters outlined in the Plan document. For these corporate matters, each participant may direct the Trustee as to the voting rights attributable to shares of Company stock then allocated to the participant’s stock account. Any allocated shares for which voting instructions are not received will not be voted by the Trustee. Unallocated shares were voted in the manner determined by the Trustee.

Termination of plan - Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time, subject to Plan provisions. In the event of Plan termination, participants will become 100 percent vested in their accounts. Upon termination of the Plan, the interest of each participant in the Trust fund will be distributed to the participant or to his or her beneficiary at the time prescribed by the Plan terms and the Code. Also upon termination, the Committee will direct the Trustee to pay all liabilities and expenses of the Trust fund.

Risks and uncertainties - The Plan provides for various investment options, which, in turn, invest in a variety of investments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that certain changes in the value of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

Participant accounts and forfeitures - Each participant’s account is credited with his or her contribution plus allocations of (a) the Company’s contributions, (b) Plan earnings, and (c) forfeitures of terminated participants’ nonvested accounts. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are treated as discretionary contributions for the Plan year in which the forfeitures occur. Forfeitures allocated for the years ended December 31, 2005 and 2004 totaled $51,626 and $50,973, respectively. The benefit to which a participant is entitled is the benefit that can be provided from his or her vested account.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 1 - Plan Description and Basis of Presentation (continued)

Vesting - Participants are immediately vested in their contributions, plus actual earnings as allocated to participants. If a participant’s employment with the Company ends for any reason other than retirement, disability, or death, he or she will vest in the Company matching and optional contribution portions of their accounts, plus earnings thereon, based on total years of service with the Company. Participants vest 20 percent per year of service, defined as 1,000 hours within the Plan year, and are 100 percent vested after five years.

Put option - Under federal income tax regulations, the Company stock that is held by the Plan and its participants and is not readily tradable on an established market, or is subject to trading limitations, includes a put option. The put option is a right to demand that the Company buy any shares of its stock distributed to participants for which there is no market. The Company may allow the Plan to purchase Company stock tendered to the Company under the terms of the Plan. The put price is representative of the fair market value of the stock. The Company can pay for the purchase with interest over a period of five years. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.

Diversification - Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments that are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent.

Note 2 - Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Investment valuation and income recognition - The Plan’s investments are stated at fair value. The fair value of the common shares of the Company is determined by annual independent appraisals as the shares are not readily marketable. Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

Payment of benefits - Benefits are recorded when paid.

Note 3 - Investments

The following presents separately investments that represent 5 percent or more of the Plan’s net assets at December 31:

	2005	2004
Venture Financial Group, Inc. Common Stock
Allocated shares	$11,748,795	$ 12,058,906
Unallocated shares	$557,304	$ -
New Perspective Fund (mutual fund)	$716,934	$ 726,364

During the years ended December 31, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value as follows:

	2005	2004
Venture Financial Group, Inc. Common Stock
Allocated shares	$1,293,337	$2,423,280
Unallocated shares	64,304	-
Mutual funds	183,739	208,520

	$1,541,380	$2,631,800

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 4 - Non-Participant Directed Investments

The non-participant directed investment consists of the employer contribution portion of the Company common stock investment balances. Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	2005	2004
Net assets
Venture Financial Group, Inc. Common Stock
Allocated shares, dollar value	$6,312,550	$6,649,550
Allocated shares, number of shares	323,721	385,474
Venture Financial Group, Inc. Common Stock
Unallocated shares, dollar value	$557,304	$-
Unallocated shares, number of shares	28,580	-
Cash	$645	$-
Unsecured, non-interest-bearing note	$(493,000)	$-

	2005	2004
Changes in net assets
Contributions	$410,000	$468,272
Dividends	106,067	80,826
Net appreciation allocated shares	696,702	1,342,829
Net appreciation unallocated shares	64,304	-
Benefits paid to participants	(1,549,124)	(491,412)

	$(272,051)	$1,400,515

Note 5 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefits paid to participants during the Plan year per the financial statements to the Form 5500:

	2005	2004
Benefits paid to participants per the
financial statements	$3,153,572	$1,156,641
Deduct amounts allocated to withdrawing
participants at December 31, 2003	-	(34,924)

Benefits paid to participants per Form 5500	$3,153,572	$1,121,717

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 6 - Tax Status

The Plan obtained its latest determination letter on March 27, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 7 - Plan Administration

Shares of the Company’s common stock are held by the Trustee of the Plan. Company contributions are also held and managed by the Trustee, who invests cash received plus interest, and makes distributions to participants. If no shares of common stock are available for purchase, contributions are invested by the Trustee in a money market account until shares become available.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

The Company has retained the services of a third-party administrator to perform other administrative functions. The Company has also employed an independent third party to serve as custodian for a significant amount of the Plan’s assets. Administrative expenses for the third-party administrator and custodian investment fees are paid by the Company.

Note 8 - Investment in Common Stock

The investment in common stock of the Company is based on a fair value of $19.50 per share on December 31, 2005 and $17.25 per share on December 31, 2004. Fair value is determined annually by an independent appraisal.

At December 31, 2005 and 2004, the Trust held 602,502 and 699,067 of allocated shares of the Company’s common stock, respectively. At December 31, 2005, there were 28,580 unallocated shares. There were no unallocated shares at December 31, 2004. The shares held by the Trust as of December 31, 2005 and 2004 were purchased at a cost of $5,109,211 and $5,368,313, respectively.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 9 - Related Party Transactions

Contributions made by participants electing to invest in Company common stock and all Company contributions are deposited into an interest-bearing account held at Venture Bank, a subsidiary of the Company. Cash from this account is used to purchase Company common stock and make cash distributions to participants.

In December 2005, the Plan borrowed $493,000 from the Company to purchase Company stock that was available for sale. The terms of the loan are zero percent interest, with the principal to be paid back in five annual installments, $93,000 in 2006 and $100,000 annually thereafter.

The total number of shares purchased was 28,580. These shares are treated as unallocated on the Plan’s statement of plan assets. These shares will be allocated to the participants in the Plan on a prorated basis as the loan is repaid.

SUPPLEMENTAL SCHEDULE

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
E.I.N. 91-1586479, PLAN NUMBER 001
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (held at end of year)
DECEMBER 31, 2005

		(c)
		DESCRIPTION OF INVESTMENT,
	(b)	INCLUDING MATURITY DATE,
	IDENTITY OF ISSUER,	RATE OF INTEREST,		(e)
	BORROWER, LESSOR,	COLLATERAL, PAR OR	(d)	CURRENT
(a)	OR SIMILAR PARTY	MATURITY VALUE	COST **	VALUE

*	American Funds	New Perspective Fund		$716,934
		Bond Fund of America		28,766
		Cash Management Trust of America		265,361
		Fundamental Investors Fund		676,348
		American Balanced Fund		373,351
		Growth Fund of America		14,687

*	Venture Financial Group, Inc.	Company Common Stock	$5,109,211	12,306,099

				$14,381,546

*	Party in interest to the Plan as defined by ERISA
**	Historical cost omitted for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 18, 2006	VENTURE FINANCIAL GROUP, INC. EMPLOYEE
STOCK OWNERSHIP PLAN (WITH 401(k)
PROVISIONS)

By: /s/ Jewell C. Manspeaker Jewell C. Manspeaker, Trustee

By: /s/ A. Richard Panowicz A. Richard Panowicz, Trustee

By: /s. Sandra L. Sager Sandra L. Sager, Trustee

EXHIBIT INDEX
Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm